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EXHIBIT 4.3. ENGLISH SUMMARY OF THE STOCK SALE AGREEMENT BETWEEN BANCOLOMBIA AND
PORTAL DE INVERSIONES S.A.

BANCOLOMBIA'S SALE OF ALMACENAR S.A.

1. SALE -PURPOSE:

Bancolombia's sale of Almacenar S.A.'s shares was carried out in multiple transactions pursuant to an agreement executed on July 14, 2006. The agreement provided for the sale of Bancolombia's direct and indirect stake (99.969%) in Almacenar S.A. with the exception of certain assets that were not related to the transaction (separated assets) which Bancolombia retained through a different company resulting from the prior spin-off of Almacenar S.A. In order to retain the separate assets, Almacenar S.A. was spun-off into three separate entities: the surviving entity named Almacenar S.A. and LAB Investment & Logistics S.A. which were sold to Portal de Inversiones S.A., and Inversiones Valores y Logistica S.A. which was retained by Bancolombia.

The agreement was signed by Jaime Velasquez Botero as Vice-president of Finance of Bancolombia and Omar Gonzalez Pardo as legal representative of Portal de Inversiones S.A.

2. PARTIES:

SELLER: BANCOLOMBIA S.A.

BUYER: PORTAL DE INVERSIONES S.A.

3. PRICE:

The price agreed upon was Ps 31,024,430,000 to be paid as follows: (i) Ps 11,396,000,000 for Almacenar S.A. in cash on the closing date to be paid by a trust fund (patrimonio autonomo) set up to purchase the real estate of Almacenar S.A., (ii) Ps 17,578,430,000 for LAB Investment & Logistics S.A., to be paid within a maximum term of 42 months beginning on the closing date at an interest rate equivalent to the DTF (Deposito a Termino Fijo) +3 accrued on the balances due, including a one year grace period beginning on the closing date, and (iii) Ps 2,050,000,000 for the shares of Almacenar S.A. that were subscribed as part of a recent capitalization.

This price shall be adjusted according to the value of the loss incurred by Almacenar S.A. as a result of the casualty at the Salomia warehouse in Cali that belongs to Almacenar S.A. If by the closing date, the deductible is higher than Ps 4,417,200,000 the surplus shall be deducted from the price of LAB Investment & Logistics S.A. If the amount is lower, the difference shall be added onto said price.

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4. CONDITIONS TO THE TRANSACTION

The condition precedent to the transaction was that the spun-off of Almacenar S.A. be duly authorized by the Colombian Superintendency of Finance.

On November 14, 2006, the Colombian Superintendency of Finance issued Resolution 02050 authorizing the spin-off.

5. MAIN OBLIGATIONS:

On the part of Bancolombia:

     - Transfer the ownership of the shares free from any encumbrances and limitations.

     - Request all the necessary authorizations for Almacenar S.A.'s subsequent spin-offs and a Bancolombia's favorable vote at the Almacenar S.A.'s general shareholders meeting.

     -    Disencumber the shares.

     - Indemnify Portal de Inversiones S.A in the event of any claim relating to hidden defects and fictitious assets prior to or on the closing date, and during a term of 18 months beginning on the closing date, which were not known by Portal de Inversiones S.A. and without any negligence on Portal de Inversiones S.A.'s part. Bancolombia shall also be responsible for any tax, exchange and customs obligations improperly disclosed. This responsibility shall commence when the amount assumed by Portal de Inversiones S.A. exceeds the sum of Ps 289,744,000 and shall be extended to a total of up to Ps 4,696,165,000.

     - To pay all those costs attributable to the loss incurred by Almacenar S.A. as a result of the casualty at the Salomia warehouse.

     - To assume responsibility for all those contingencies that may arise as a result of any findings discovered during the due diligence process, up to a total of Ps 310,869,621.

     - Within a term of 30 calendar days after the execution of the agreement, Bancolombia shall grant a simple line of credit to Almacenar S.A. for an amount of Ps 4,417,000,000 or up to the amount awarded to those having storage goods in the Salomia warehouse.

     - As of the closing date, renew all the credit quotas up to a value of Ps 8,010,000,000 as previously granted by Corfinsura (currently Bancolombia) to Almacenar S.A.

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     -    Maintain in full force and effect all those agreements executed between Almacenar S.A. and Bancolombia, as long as the terms and conditions of those agreements are in line with market conditions and meet similar quality standards.

On the part of the Portal de Inversiones S.A.:

     - Maintain in force a guaranty trust set up with 100% of the shares of Almacenar S.A. and LAB Investment & Logistics S.A. acquired by Portal de Inversiones S.A. and which shall secure the payment of the purchase price as well as the payment originating in the funding commitment and the credit granted by Corfinsura (currently Bancolombia) to Almacenar S.A.

     - Request the authorization from the Colombian Superintendency of Finance to acquire Almacenar S.A.'s shares.

     -    Pay the price of the shares.

     - Apply to the price to be paid all those dividends received from shares held in the companies acquired.

     - Diligently manage the companies thus acquired, without affecting the value of the collateral offered.

6. TERM:

The sale of the shares and the transfer of their ownership must be carried out at the latest by the fifteenth business day following the date on which all the conditions stipulated in the agreement have been duly complied with.